UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

FUSION CONNECT, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
36116X102
(CUSIP Number)

Marvin S. Rosen
c/o Fusion Connect, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170
(212) 201-2400

Copies to:

Merrill B. Stone
Kelley Drye & Warren LLP
101 Park Avenue
New York, NY 10178
(212) 808-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36116X102
1	Names of reporting persons Marvin S. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 1,346,233(1)
	8	Shared voting power 0
	9	Sole dispositive power 1,346,233(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 1,346,233(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 1.8%(2)
14	Type of reporting person IN
(1) As of May 4, 2018, the aggregate number of shares includes (i) 153,439 shares of common stock, par value $0.01 per share (the “Common Stock”) of Fusion Connect, Inc. f/k/a Fusion Telecommunications International, Inc. (the “Issuer”), issuable upon the exercise of Common Stock purchase warrants, (ii) 7,667 shares of Common Stock issuable upon the exercise of options, and (iii) 1,074 shares of Common Stock held in a self-directed IRA. Excludes an additional 49,896,310 shares of Common Stock held by BCHI Holdings LLC (“BCHI”). The Reporting Persons may be deemed to have shared voting power over such shares by virtue of a Stockholders’ Agreement (as defined herein) among BCHI and the Reporting Persons as more fully described in this Amendment No. 2.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102
1	Names of reporting persons Matthew D. Rosen
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 880,407(1)
	8	Shared voting power 0
	9	Sole dispositive power 880,407(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 880,407(1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 1.1%(2)
14	Type of reporting person IN
(1) As of May 4, 2018, the aggregate number of shares includes (i) 9,797 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants and (ii) 778,090 shares of Common Stock issuable upon the exercise of options. Excludes an additional 49,896,310 shares of Common Stock held by BCHI. The Reporting Persons may be deemed to have shared voting power over such shares by virtue of a Stockholders’ Agreement among BCHI and the Reporting Persons as more fully described in this Amendment No. 2.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

CUSIP No. 36116X102
1	Names of reporting persons Michael J. Del Giudice
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds PF, OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7	Sole voting power 52,291(1)
	8	Shared voting power 0
	9	Sole dispositive power 52,291(1)
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 52,291 (1)
12	Check if the aggregate amount in Row (11) excludes certain shares ☒
13	Percent of class represented by amount in Row (11) 0.1%(2)
14	Type of reporting person IN
(1) As of May 4, 2018, the aggregate number of shares includes (i) 214 shares of Common Stock issuable upon the exercise of Common Stock purchase warrants, (ii) 7,667 shares of Common Stock issuable upon the exercise of options, and (iii) 7,588 shares of Common Stock held by Catskill Investor Group, LLC. Excludes an additional 49,896,310 shares of Common Stock held by BCHI. The Reporting Persons may be deemed to have shared voting power over such shares by virtue of a Stockholders’ Agreement among BCHI and the Reporting Persons as more fully described in this Amendment No. 2.
(2) Based on 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the 1-for-1.5 reverse stock split effected by the Issuer on May 4, 2018.

EXPLANATORY NOTE

This Schedule 13D/A (the “Amendment No. 2”) amends the Schedule 13D filed on September 6, 2017 (the “Original Schedule 13D”) and amended on September 6, 2017 (and as amended by this Amendment No. 2, the “Schedule 13D”), on behalf of the Reporting Persons named in Item 2(a) thereof, as amended. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. All capitalized terms not otherwise defined in this Amendment No. 2 shall have the meanings attributed to such terms in the Schedule 13D.

ITEM 1. Security and Issuer

This Amendment No. 2 amends the Schedule 13D with respect to the shares of common stock, par value $0.01 (the “Common Stock”) of Fusion Connect, Inc., f/k/a Fusion Telecommunications International, Inc. (the “Issuer”).

The Schedule 13D relates to the Common Stock of the Issuer. The address of the principal executive offices of the Issuer is 420 Lexington Avenue Suite 1718, New York, NY 10170.

ITEM 2. Identity and Background

Item 2 is hereby supplemented as follows:

(a)
This Schedule 13D is filed by

i.
Marvin S. Rosen;

ii.
Matthew D. Rosen;

iii.
Michael J. Del Giudice

The following filers with respect to the Original Schedule 13D and Amendment No. 1 thereto have ceased to be Reporting Persons:

iv.
Philip D. Turits;

v.
Jack Rosen;

vi.
Larry Blum;

vii.
Paul C. O’Brien;

viii.
William Rubin; and

ix.
Birch Communications Holdings, Inc.

(b)           The address of the business office of each of the Reporting Persons is c/o Fusion Connect, Inc., 420 Lexington Avenue, Suite 1718, New York, NY 10170.

(c)           The principal occupations of each Reporting Person is incorporated herein by reference to Annex A to the Original Schedule 13D.

(d)           The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each Reporting Person is a citizen of the United States.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

On May 4, 2018, the Issuer consummated the Merger. The consummation (the “Closing”) of the Merger and its related transactions (the “Transactions”) included, as a condition of the Merger, that all of the then-outstanding shares of Series A-1, Series A-2, Series A-4 and Series B-2 Preferred Stock of the Issuer (the “Preferred Stock”), plus accrued and unpaid dividends thereon, be converted into shares of newly-issued Common Stock, or cancelled in accordance with their terms, at the Closing. Prior to the Closing, each of the Reporting Persons owned shares of Preferred Stock, which shares of Preferred Stock were converted into shares of Common Stock at the Closing. No additional consideration was paid by the Reporting Persons for the acquisition of such shares of Common Stock. Each of the Reporting Persons also owned, prior to the Closing, other securities of the Issuer, which securities were not affected by the Transactions. Each of the Reporting Persons disposed of Preferred Stock and acquired shares of Common Stock at the Closing as follows:

Name	Series A-1 Preferred Shares Disposed	Series A-2 Preferred Shares Disposed	Series A-4 Preferred Shares Disposed	Series B-2 Preferred Shares Disposed	Common Shares Acquired
Marvin S. Rosen	50	25	-	722	101,367
Matthew D. Rosen	50	5	-	76	11,536
Michael J. Del Giudice	200	75	-	5	6,777

Immediately prior to the Closing, the Issuer effected a reverse split of its then-issued and outstanding Common Stock at an exchange ratio of 1-for-1.5 (the “Reverse Split”). All Common Stock share amounts reported in this Schedule 13D reflect the Reverse Split. The Preferred Stock was unaffected by the Reverse Split.

ITEM 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On February 21, 2018, the stockholders of the Issuer voted to approve the Merger.

As consideration for the Merger, at the Closing the Issuer issued 49,896,310 shares of Common Stock to BCHI Holdings, LLC (“BCHI”). In connection with the Closing, the Reporting Persons, certain other persons who were members of the Issuer’s pre-closing Board and BCHI entered into a Stockholders’ Agreement, dated as of May 4, 2018 (the “Stockholders’ Agreement”). Under the Stockholders’ Agreement, the parties agreed that immediately after the Closing, the Issuer’s Board would initially be set at seven (7) members, of which (a) three (3) persons would be designated for appointment to the Issuer’s Board by BCHI (the “Birch Designees”), (b) three (3) persons (the “Fusion Designees”) would be designated for appointment to the Board by the members of the Issuer’s pre-Closing Board or, subsequently, the Fusion Designees (the “Fusion Committee”); and (c) one (1) person would be designated by BCHI with the prior written approval (not to be unreasonably withheld, conditioned or delayed) of the Fusion Committee (the “Independent Designee”).

At the Closing, the Fusion Designees are the Reporting Persons; the Birch Designees are Holcombe T. Green, Jr., Holcombe Green, III and Lewis W. Dickey, Jr.; and Rafe de la Gueronniere is the Independent Designee.

The Stockholders’ Agreement requires each party thereto to vote its respective shares of Common Stock in favor of electing to the Issuer’s Board individuals nominated in accordance with the foregoing provisions. The rights of the Fusion Committee and BCHI to nominate the directors to the Issuer’s Board will continue (i) as to the Fusion Committee, until such time as Marvin S. Rosen and Matthew D. Rosen collectively beneficially own less than one and one-half percent (1.5%) of the then-issued and outstanding shares of Common Stock, and (ii) as to BCHI, until such time as it and its affiliates collectively beneficially own less than twenty percent (20%) of the number of shares of Common Stock issued to them at the Closing. The voting requirements as to any Reporting Person terminate when such Reporting Person ceases to be a Fusion Designee on the Board. The voting requirements described above do not apply to the other pre-Closing directors of the Issuer, and former reporting persons, as, at the Closing, they ceased to be members of the Issuer’s Board.

The foregoing description of the Stockholders’ Agreement is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 30 hereto and which is incorporated by reference herein.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)-(b)
The beneficial ownership percentage of the Reporting Persons is calculated based upon 76,462,233 shares outstanding as of May 4, 2018, as provided by the Issuer. All share amounts reflect the Reverse Split.

(1)
Marvin S. Rosen
a.
Amount beneficially owned: 1,346,233 Common Stock
b.
Percent of class: 1.8%
c.
Number of shares of Common Stock as to which the person has:
i.
Sole power to vote or direct the vote: 1,346,233
ii.
Shared power to vote or to direct the vote: 0
iii.
Sole power to dispose or to direct the disposition of: 1,346,233
iv.
Shared power to dispose or to direct the disposition of: 0
(2)
Matthew D. Rosen
a.
Amount beneficially owned: 880,407 Common Stock
b.
Percent of class: 1.1%
c.
Number of shares of Common Stock as to which the person has:
i.
Sole power to vote or direct the vote: 880,407
ii.
Shared power to vote or to direct the vote: 0
iii.
Sole power to dispose or to direct the disposition of: 880,407
iv.
Shared power to dispose or to direct the disposition of: 0
 (3)
Michael J. Del Giudice
a.
Amount beneficially owned: 52,291 Common Stock
b.
Percent of class: 0.1%
c.
Number of shares of Common Stock as to which the person has:
i.
Sole power to vote or direct the vote: 52,291
ii.
Shared power to vote or to direct the vote: 0
iii.
Sole power to dispose or to direct the disposition of: 52,291
iv.
Shared power to dispose or to direct the disposition of: 0

Except as set forth above, no Reporting Person beneficially owns any shares of Common Stock.

The aggregate 2,278,931 shares of Common Stock beneficially owned by the Reporting Persons represent 2.98% of the issued and outstanding shares of Common Stock after the Closing based on 76,462,233 shares of Common Stock outstanding as of May 4, 2018, as provided by the Issuer. Of such shares, 1,346,233, or 1.8%, are beneficially owned by Marvin S. Rosen, 880,407, or 1.1%, are beneficially owned by Matthew D. Rosen, and 52,291, or 0.1%, are beneficially owned by Michael J. Del Giudice. Each Reporting Person has sole power to vote or to direct the vote, and to dispose or to direct the disposition, of the Common Stock beneficially owned by him, and no Reporting Person shares any such power with another Reporting Person over any shares of Common Stock.

In light of the director nomination rights and the voting requirements of the Stockholders’ Agreement, the Reporting Persons may be deemed to be a “group” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with BCHI and its affiliates that together constitute a group. BCHI beneficially owns 49,896,310 shares of Common Stock, all acquired at the Closing as merger consideration. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock beneficially owned by BCHI. BCHI is separately making a Schedule 13D filing. Collectively, the Reporting Persons and BCHI beneficially own 52,175,241 shares of Common Stock, or 67.3%, of the issued and outstanding shares of Common Stock.

The Reporting Persons disclaim beneficial ownership of any Common Stock, pursuant to Rule 13d-4 of the Exchange Act, other than as set forth above in this Item 5. Neither the filing of this Amendment No. 2 nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are the beneficial owners of the Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)
In addition to the transactions disclosed in the Original Schedule 13D and Amendment No. 1 thereto, on May 4, 2018, the Reporting Persons disposed of Preferred Stock and acquired Common Stock as set forth in Item 3.

(d)
The Reporting Persons are not entitled to the other’s right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.

(e)
Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

The information set forth under Item 4 of this Amendment No. 2, and the Exhibits filed with the Original Schedule 13D, are incorporated herein by reference.

The description of the Stockholders’ Agreement contained in Item 4 hereof does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Stockholders’ Agreement. The full text of the Stockholders’ Agreement is attached as Exhibit 30 hereto.

Other than as described in the Schedule 13D including this Amendment No. 2, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

(1)
1998 Stock Option Plan (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Form S-1 filed on November 12, 2004)
(2)
Warrant to Purchase Common Stock issued by the Issuer to Marvin Rosen, dated July 31, 2002 (incorporated herein by reference to Exhibit 10.18 of the Issuer’s Form S-1 filed on November 12, 2004)
(3)
Form of Warrant to Purchase Common Stock (incorporated herein by reference to Exhibit 10.7 to the Issuer’s From S-1/A filed on February 11, 2005)
(4)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on December 15, 2006)
(5)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on December 15, 2006)
(6)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on November 23, 2007)
(7)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on November 23, 2007)
(8)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on February 25, 2008)
(9)
Form of Warrant (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on February 25, 2008)
(10)
Supplement No. 1 to Confidential Private Placement Memorandum Form of Warrant (incorporated herein by reference to Exhibit 10.1.A to Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2008)
(11)
Form of Subscription and Rights Agreement (incorporated herein by reference to Exhibit 10.3 of the Current Report on Form 8-K filed on October 6, 2008)
(12)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.4 of the Current Report on Form 8-K filed on October 6, 2008)
(13)
Form of Amended and Restated Secured Promissory Note (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 7, 2009)
(14)
Form of Subscription and Rights Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009)
(15)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q filed on May 15, 2009)
(16)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on September 25, 2009)
(17)
Form of Common Stock Purchase Warrant (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 25, 2009)
(18)
Form of Subscription Agreement (incorporated herein by reference to Exhibit 10.82 to the Issuer’s Current Report on Form 8-K filed on January 7, 2014)
(19)
2009 Stock Option Plan (incorporated herein by reference to Exhibit 10.1.1 of the Issuer’s Annual Report on Form 10-K filed on March 28, 2016)
(20)
Common Stock Purchase Agreement, dated November 16, 2016, by and among Issuer and the several purchases of its common stock (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on January 27, 2017)
(21)
Agreement and Merger Agreement dated as of August 26, 2017 by and among Fusion Telecommunications International, Inc., Plasma Merger Sub, LLC and Birch Communications Holdings, Inc. (incorporated herein by reference to Exhibit 10.1.1 to the Issuer’s Current Report on Form 8-K filed on August 30, 2017)

(22)
Support Agreement, dated August 26, 2017, by and among Birch and the following Issuer stockholders: Marvin S. Rosen, Matthew D. Rosen, Philip D. Turits, Michael J. Del Giudice, Jack Rosen, Larry Blum, Paul O’Brien and William Rubin **
(23)
First Amendment to Agreement and Plan of Merger, dated as of September 15, 2017, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1.1 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017)
(24)
Second Amendment to Agreement and Plan of Merger, dated as of September 29, 2017, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1.2 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017)
(25)
Amended and Restated Third Amendment to Agreement and Plan of Merger, dated as of October 27, 2017, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1.3 of the Issuer’s Quarterly Report on Form 10-Q filed on November 13, 2017)
(26)
Fourth Amendment to Agreement and Plan of Merger, dated as of January 24, 2018, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on January 29, 2018)
(27)
Fifth Amendment to Agreement and Plan of Merger, dated as of January 24, 2018, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on January 29, 2018)
(26)
Sixth Amendment to Agreement and Plan of Merger, dated as of March 12, 2018, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on March 12, 2018)
(27)
Seventh Amendment to Agreement and Plan of Merger, dated as of April 4, 2018, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 10, 2018)
(28)
Eighth Amendment to Agreement and Plan of Merger, dated as of April 26, 2018, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on April 30, 2018)
(29)
Ninth Amendment to Agreement and Plan of Merger, dated as of April 27, 2018, by and among Fusion Telecommunications International, Inc., Fusion BCHI Acquisition, LLC and Birch Communications Holdings, LLC, Inc., (incorporated herein by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed on April 30, 2018)
(30)
Stockholders’ Agreement, dated as of May 4, 2018, by and among Fusion Connect, Inc., BCHI Holdings, LLC, and the stockholders named therein*
(31)
Joint Filing Agreement, dated as of May 8, 2018, by and among Marvin S. Rosen, Matthew D. Rosen and Michael J. Del Giudice.*

*Filed Herewith
** Previously filed

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2018	/s/ Marvin S. Rosen
Marvin S. Rosen

Dated: May 8, 2018	/s/ Matthew D. Rosen
Matthew D. Rosen

Dated: May 8, 2018	/s/ Michael J. Del Giudice
Michael J. Del Giudice